Filed pursuant to Rule 424(b)(3)
File No. 333-268247

UNITED STATES COPPER INDEX FUND

Supplement dated August 22, 2023

to
Prospectus dated April 28, 2023

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Copper Index Fund (“CPER”) dated April 28, 2023 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

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The last paragraph of the section titled “CPER’s Investment Objective and Strategy”, on page 1 of the Prospectus, is hereby deleted and replaced with the following:

CPER seeks to achieve its investment objective by investing primarily in Benchmark Component Copper Futures Contracts. CPER may also, to a lesser extent, invest in other Eligible Copper Futures Contracts beyond the Benchmark Component Copper Futures Contracts or other exchange-traded futures contracts that are economically identical or substantially similar to the Benchmark Component Copper Futures Contracts, as well as other investments based on copper, such as cash-settled options on Benchmark Component Copper Futures Contracts, forward contracts for copper, cleared swap contracts, non-cleared “over-the-counter” or “OTC” transactions that are based on the price of copper and other Benchmark Component Copper Futures Contracts and indices based on the foregoing (collectively, “Other Copper-Related Investments”). The following factors, among others, may be considered when determining CPER’s investments in Eligible Copper Futures Contracts or in Other Copper-Related Investments: regulatory requirements, risk mitigation measures taken by CPER, CPER’s FCMs, counterparties or other market participants, liquidity and market conditions. Other factors that may impact CPER’s investments in other Eligible Copper Futures Contracts, other exchange-traded futures contracts, or Other Copper-Related Investments include allowing CPER to obtain greater liquidity or to execute transactions with more favorable pricing. In addition, CPER may need to hold significant portions of its portfolio in cash beyond what it has historically held for reasons including (but not limited to) the need to address the changes in market conditions, regulatory requirements or risk mitigation measures or the need to satisfy potential margin requirements. For convenience and unless otherwise specified, Benchmark Component Copper Futures Contracts, other Eligible Copper Futures Contracts and Other Copper-Related Investments collectively are referred to as “Copper Interests” in this prospectus.

The following is added to the section titled “RISK FACTORS INVOLVED WITH AN INVESTMENT IN CPER – Correlation Risk – Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, which could cause the price of shares to substantially vary from the price of the Benchmark Component Copper Futures Contract.”

CPER has not limited the size of its offering and is committed to utilizing substantially all of its proceeds to purchase Benchmark Component Copper Futures Contracts and Other Copper-Related Investments. If CPER encounters accountability levels, position limits, or price fluctuation limits for Benchmark Component Copper Future Contracts or other Eligible Copper Futures Contracts, it may purchase copper futures on other exchanges that trade listed copper futures or enter into swaps or other transactions to meet its investment objective. In addition, if CPER exceeds accountability levels on the COMEX, and is required by the exchange to reduce its holdings, such reduction could potentially cause a tracking error between the price of CPER’s shares and the price of the Benchmark Component Copper Futures Contract.

The fourth paragraph of the section titled “What are the Trading Policies of CPER? – Investment Objective” on page 33 of the Prospectus is hereby deleted and replaced with the following:

CPER seeks to achieve its investment objective by investing primarily in Benchmark Component Copper Futures Contracts. CPER may also, to a lesser extent, invest in other Eligible Copper Futures Contracts beyond the Benchmark Component Copper Futures Contracts or other exchange-traded futures contracts that are economically identical or substantially similar to the Benchmark Component Copper Futures Contracts, as well as other investments based on copper, such as cash-settled options on Benchmark Component Copper Futures Contracts, forward contracts for copper, cleared swap contracts, non-cleared “over-the-counter” or “OTC” transactions that are based on the price of copper and other Benchmark Component Copper Futures Contracts and indices based on the foregoing (collectively, “Other Copper-Related Investments”). The following factors, among others, may be considered when determining CPER’s investments in Eligible Copper Futures Contracts or in Other Copper-Related Investments: regulatory requirements, risk mitigation measures taken by CPER, CPER’s FCMs, counterparties or other market participants, liquidity and market conditions. Other factors that may impact CPER’s investments in other Eligible Copper Futures Contracts, other exchange-traded futures contracts, or Other Copper-Related Investments include allowing CPER to obtain greater liquidity or to execute transactions with more favorable pricing. In addition, CPER may need to hold significant portions of its portfolio in cash beyond what it has historically held for reasons including (but not limited to) the need to address the changes in market conditions, regulatory requirements or risk mitigation measures or the need to satisfy potential margin requirements. For convenience and unless otherwise specified, Benchmark Component Copper Futures Contracts, other Eligible Copper Futures Contracts and Other Copper-Related Investments collectively are referred to as “Copper Interests” in this prospectus.

The specific Eligible Copper Futures Contracts purchased depends on various factors, including a judgment by SummerHaven as to the appropriate diversification of CPER’s investments in futures contracts with respect to the month of expiration, and the prevailing price volatility of particular contracts. In addition to Eligible Copper Futures Contracts, CPER may invest in other exchange-traded futures contracts or invest in Other Copper-Related Investments. If CPER is required or may be required by law or regulation, or by one of its regulators, including a futures exchange, to reduce its position in the Benchmark Component Copper Futures Contract to the applicable position limit or to a specified accountability level or if liquidity or market conditions dictate it would be more appropriate to invest in Other Copper-Related Investments, a substantial portion of CPER’s assets could be invested in Other Copper-Related Investments that are intended to replicate the return on the Benchmark Component Copper Futures Contract. As CPER’s assets reach higher levels, it is more likely to exceed position limits, accountability levels or other regulatory limits and, as a result, it is more likely that it will invest in accordance with such priority in Other Copper-Related Investments at such higher levels. See “Risk Factors Involved with an Investment in CPER” for a discussion of the potential impact of regulation on CPER’s ability to invest in OTC transactions and cleared swaps.

SummerHaven may not be able to fully invest CPER’s assets in the Benchmark Component Copper Futures Contract having an aggregate notional amount exactly equal to CPER’s NAV. For example, as standardized contracts, each Benchmark Component Copper Futures Contract is for a specified amount of copper, and CPER’s NAV and the proceeds from the sale of a Creation Basket are unlikely to be an exact multiple of the amounts of that contract. As a result, in such circumstances, CPER may be better able to achieve the exact amount of exposure to changes in prices of the Benchmark Component Copper Futures Contracts through the use of Other Copper-Related Investments, such as OTC contracts that have better correlation with changes in prices of the Benchmark Component Copper Futures Contracts.

The following is added to page 45 of the Prospectus, immediately before the subheading “CPER’s Fees and Expenses”:

The Trust has entered into an ISDA 2002 Master Agreement (the “Macquarie ISDA”) with Macquarie Bank Limited, pursuant to which Macquarie Bank Limited has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for the Trust and to enter into trades under the Agreement on behalf of CPER as a series of the Trust.

Macquarie Bank Limited’s principal address is Level 6, 50 Martin Place, Sydney, Nsw 200, Australia. Macquarie Bank Limited is registered with the CFTC as a swap dealer. As of the date hereof, Macquarie Bank Limited has no material litigation to disclose as that term is defined under the CEA and regulations promulgated thereunder.

Macquarie Bank Limited is not affiliated with the Trust, CPER or USCF. Therefore, none of USCF, the Trust nor CPER believes that there will be any conflicts of interest with Macquarie Bank Limited or its trading principals arising from Macquarie Bank Limited acting as an OTC swaps counterparty to the Trust on behalf of CPER.

The Macquarie ISDA, together with additional required trading documentation and other agreements, including, among other documents, an account control agreement between the parties and The Bank of New York Mellon that was fully executed on August 18, 2023, provide CPER with the ability to invest in OTC swaps in furtherance of its investment objective. In the future, CPER may enter into OTC swap transactions with Macquarie under the Macquarie ISDA. CPER’s OTC swap transactions outstanding under the Macquarie ISDA, if any, along with CPER’s other holdings, will be published on CPER’s webpage, www.uscfinvestments.com.